Exhibit 1.01

Fresenius Medical Care AG

Conflict Minerals Report

This document, constituting Exhibit 1.01 to FME AG's Form SD is the Company's Conflict Minerals Report for the year ended December 31, 2025, in accordance with Section 13(p) of the Securities Exchange Act of 1934, as amended and Rule 13p-1 thereunder. As a company that files periodic reports with the SEC, the Company is subject to the provisions of Section 1502 of the Dodd-Frank Act relating to “Conflict Minerals.”1 Section 1502 of the Dodd-Frank Act and SEC Rule 13p-1 address the sourcing of tin, tantalum, tungsten, and gold (3TG minerals), necessary to the functionality or production of its products, from the DRC and adjoining Covered Countries which are known locations where armed groups mine and sell these minerals to finance civil violence. Capitalized terms used in this Report without definition have the respective meanings assigned to them in the Form SD to which this Report is an Exhibit. Both this Report and the Form SD are also available on SEC's website at www.sec.gov and on the Company's website at https://www.freseniusmedicalcare.com/en/sustainability/supply-chain/. The content of the Company's website and any other website referred to in this Report is included for general information only and is not incorporated by reference to this Report.

The following is a description of the measures taken by the Company to exercise due diligence on the source and chain of custody of the subject minerals.

Section (1) Due Diligence:

The Company's comprehensive RMS Program includes a due diligence process that was designed to conform, and continues to conform, in all material respects, to the criteria set forth in the internationally recognized OECD Guidance, except as described below.

The following is a review of the actions including the OECD Guidance five-step framework, as well as certain other actions, that the Company performed to implement its due diligence process:

1.	Establish strong company management systems
a.	As part of its on-going self-assessment and improvement efforts, the Company continued to educate its value chain on its RMS Policy (updated in 2022) and monitor the policy's effectiveness for responsible sourcing efforts.
b.	Internal management is structured to support supply chain due diligence by identifying the responsible business organizations, and the individuals within those organizations, and establishing a cross-functional Responsible Minerals Sourcing team (the Team). The primary and secondary contributors on the Team were designated and notified of their responsibilities. As part of the annual Program review process, the Team conducted a virtual workshop to identify areas for improvement. Furthermore, the Company continued to strengthen internal awareness of conflict minerals compliance obligations via training and further educational initiatives as well as enhancing standardized, entity-wide documentation available to all Company employees.
c.	The Company established a system of controls over its supply chain, including the use of third-party consultants and software, to monitor all relevant data.
d.	For the year ended December 31, 2025, the Company continued to strengthen and improve supplier engagement over previous years by providing resources and updated training to our suppliers. The Company and its third-party consultants communicate best practices to suppliers via educational materials and direct communication. Furthermore, the Company maintained adherence to its Global Code of Conduct for Business Partners setting forth environmental, social, and corporate governance standards which apply to all business partners in its global supply chain. The Global Code of Conduct is inspired by the same international standards as our prior Supplier Code of Conduct, which it replaced. The Company also maintained and updated its RMS Policy as necessary.
e.	A mechanism for grievances, concerns, and questions in the form of an email inbox is available to the public at cminquiry@freseniusmedicalcare.com and also accessible via https://www.freseniusmedicalcare.com/en/sustainability/supply-chain.

1 As indicated under the heading “Overview of Our Responsible Minerals Sourcing Program” in our Form SD, to which this Conflict Minerals Report is an exhibit, we must also comply with EU Regulation 2017/821 prescribing certain supply chain due diligence obligations relating to the 3TG metals.

2.	Identify and assess risk in the supply chain
a.	To identify risk in the supply chain, each relevant manufacturing facility, globally, is analyzed and incorporated into the process. A Subject Matter Expert (SME) was identified for each facility to be the primary internal personnel with the highest degree of familiarity with the materials, products, and processes. In collaboration with the SMEs, the Team reviewed our product portfolio and identified the products that may contain the previously identified materials, and as a result identified the products manufactured or contracted to manufacture with the potential for being at-risk of containing conflict minerals. After identification of the potentially at-risk products, the SMEs, together with the wider Team, reference their own supplier and/or procurement data, in addition to their existing expertise with that specific supply chain, and were able to determine the applicable suppliers with whom the RCOI and corresponding due diligence were to be conducted.
b.	The addition of the SMEs’ knowledge and expertise into the risk identification process enabled us to focus our resources on suppliers that represented the highest risk of potentially containing conflict minerals in the products that we purchased during the relevant time period.
c.	Additionally, to determine whether necessary 3TGs in products originated in conflict-affected and high-risk areas, the Company retained a third-party service provider to assist in reviewing the supply chain and identifying risks.
d.	Following the initial identification of potentially at-risk suppliers, the Company began its RCOI process.
3.	Design and implement a strategy to respond to risks
a.	The Company's conflict minerals risk strategy begins during the process of sourcing our suppliers, wherein the Company requests that external partners agree and align to FME AG's Global Code of Conduct for Business Partners, including its expectations on Conflict Minerals (Ethics and Business Integrity). Contracting and the requirement that suppliers sign the Global Code of Conduct for Business Partners are regularly reviewed as key performance indicators within the Company's Procurement function and highlights its approach to risk prevention, ensuring that suppliers align with the Company's environmental, social, and corporate governance standards.
b.	The Team communicates with senior leadership, on a yearly basis, any material risk that may be in the supply chain, in addition to ad-hoc meetings to review Program progress.
c.	To trace materials, and demonstrate transparency procured by the supply chain, the Company utilized the CMRT to conduct a survey of all in-scope suppliers. The Company devised and implemented a three-step risk-management strategy: (1) a review of the returned RCOI data from the relevant suppliers, (2) if necessary, due diligence was conducted with the corresponding supplier(s), and (3) subsequent to due diligence procedures, an evaluation of the supplier for compliance was conducted. Unresponsive suppliers were included with suppliers determined to be non-compliant with Company policy.
d.	The Team identified, monitored, and tracked performance of its risk mitigation efforts and included such information in meetings with senior leadership utilizing specialized third-party software solution which allows suppliers to upload completed CMRTs directly to the platform for validation, assessment, and management. This software also provides functionality to address OECD Guidance process expectations by evaluating the quality of each supplier response and assigning a health score based on the supplier’s declaration of process engagement. The metrics provided in this report, as well as the step-by-step process for supplier engagement and upstream due diligence investigations, are managed through this platform. Suppliers identified as potentially connected to high-risk smelters are subject to enhanced due diligence and more frequent compliance monitoring activities.

e.	The Company’s Program continues to include automated data validation on all submitted CMRTs. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRT. This data validation is based on correspondence within the declaration tab of the CMRT, which helps identify areas that require further classification or risk assessment, as well as understand the due diligence efforts of certain suppliers. The results of this data validation are utilized to improve the Program’s health assessment and are shared with the suppliers to identify areas that require clarification or improvement.
f.	In 2024, we established Procure Medical GmbH (PMG), our global procurement subsidiary. PMG focuses on global category management, strategic sourcing, and supplier partnering in spend areas that we believe provide opportunities to capture incremental value through leveraging our procurement scale and skills above the country and regional levels. Overall, we anticipate that PMG will strengthen procurement’s strategic role within the Company and sharpen alignment with the goals and ambitions of the Company's strategy, including our commitment to responsible minerals sourcing and procurement risk mitigation efforts.
4.	Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain
a.	The SEC’s Conflict Mineral Rule does not require an independent private sector audit of supply chain due diligence. See “(2) Product Determination,” below.
5.	Report on supply chain due diligence
a.	We report annually to the SEC by furnishing a Conflict Minerals Report with Form SD, which is publicly available on the SEC's website at www.sec.gov and on the Company's website at https://www.freseniusmedicalcare.com/en/sustainability/supply-chain/.

Steps taken and being taken to mitigate risk:

The Company has taken a number of steps to (i) mitigate the risk that 3TG minerals necessary to the functionality or production of its products benefit armed groups in the DRC and/or Covered Countries and (ii) to improve its due diligence. Those steps include:

•	Continuing to provide free, educational training to its suppliers and relevant Company personnel
•	Creating and maintaining Program-specific process and procedure documentation for relevant Company personnel
•	Focusing on a cross-functional, holistic approach to update the Program and continually review its Policy to reflect its commitment to responsible sourcing of minerals
•	Focus of resources on risk-based due diligence, as discussed in the OECD Due Diligence Guidance
•	Maintaining adherence to its Global Code of Conduct for Business Partners. The Global Code of Conduct for Business Partners is an essential part of the Company's contractual agreements which defines the principles for ethical and sustainable business conduct, requires that its suppliers ensure that products supplied to the Company do not contain metals derived from conflict minerals and provides that suppliers are expected to comply with applicable regulations and international standards such as the OECD Due Diligence Guidance on conflict minerals.

(1) Product Description:

The Company determined, in good faith, that the applicable product categories are the following:

•	Dialysis products, including hemodialysis machines and peritoneal dialysis cyclers.
•	Non-dialysis products, including water filtration units.

The Conflict Minerals Rule requires a Conflict Minerals Report to include description of a registrant's products that have not been found to be “DRC conflict free.” However, under the guidance referred to under “(2), Product Determination” below, the Company is not required to describe any of its products as having “not been found to be DRC Conflict Free.” Accordingly, the Company has not included a detailed or itemized description of its products in this Report. Information regarding the Company's dialysis and non-dialysis products may be found in “Item 4. Information on the Company – B. Business overview – Our products and services” and "– Care Enablement" of the Company's Annual Report on Form 20-F for the year ended December 31, 2025 (the 2025 Form 20-F). This reference to the Company's 2025 Form 20-F is included for general information only and the 2025 Form 20-F is not incorporated by reference into this Report.

(2) Product Determination:

Pursuant to guidance issued by the SEC Division of Corporation Finance on April 29, 2014, as supplemented by the SEC’s updated statement dated April 7, 2017, the Company's Conflict Minerals Disclosure and its Conflict Minerals Report are limited to the information required by paragraphs (a) and (b) of Item 1.01 of Form SD. The Company is not required to describe any of its products as “DRC Conflict Free,” as having “not been found to be ‘DRC Conflict Free’” or as “DRC Conflict Undeterminable.” In addition, inasmuch as the Company has not voluntarily elected to describe any of its products as DRC conflict free, the requirement for an independent private sector audit of this Report also is not applicable.

Results of the Company's RCOI and Due Diligence Measures:

Based on the information provided by its suppliers which were identified as having a higher risk of providing Conflict Minerals and which provided the Company with names of smelters and refiners within their supply chains, the Company has determined that a minimum of 339 smelters were used by suppliers in the Company's supply chain. Of those 339 smelters, 209 were identified as being conformant with the Responsible Minerals Assurance Process (RMAP) assessment protocols developed by the Responsible Minerals Initiative (RMI) and bear the highest level of Conflict Minerals responsible sourcing certification set by the RMI. Of the remaining smelters or refiners, 9 were identified as active, defined by the RMI as currently engaged in the RMAP but for which a conformance determination has yet to be made, 38 were identified as non-conformant and 83 were not enrolled with the RMI.